UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BLACK BOX CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	0-18706	95-3086563
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 Park Drive Lawrence, Pennsylvania	15055
(Address of Principal Executive Offices)	(Zip Code)

Ronald Basso, Esquire
Executive Vice President, General Counsel & Secretary
(724) 746-5500
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of Black Box Corporation (“Black Box,” the “Company,” “we,” “our,” or “us”) is filed pursuant to Rule 13p-1 (collectively, including the Form SD, the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, (the “Act”) for the reporting period January 1, 2013 to December 31, 2013 (the “2013 Compliance Period”).

The Rule requires disclosure of certain information when a company “manufactures” or “contracts to manufacture” products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of Congo and the adjoining countries (as defined in the Rule).

Black Box is a leading technology solutions provider dedicated to helping customers design, build, manage and secure their IT infrastructure. The Company offers Products and Services that it distributes through two platforms it has built over its 38-year history. The current products offered through the Products platform include but are not limited to: (i) IT infrastructure, (ii) specialty networking, (iii) multimedia and (iv) keyboard/video/mouse ("KVM") switching. The primary services offered through the Services platform include but are not limited to: (i) communications lifecycle services, (ii) unified communications, (iii) structured cabling, (iv) video/AV services, (v) in-building wireless and (vi) data center services.

Components and subassemblies for the above-mentioned product categories are sourced from a global supply base that include distributors, value added resellers, original equipment manufacturers and contract manufacturers. These components and subassemblies are used, in whole or in part, by Black Box to produce certain products in its Product Platform and, to a lesser extent, in its Services Platform.

Since these components and subassemblies come from numerous suppliers, Black Box’s knowledge about these products is largely limited to information provided by its suppliers regarding the contents of these products as well as whether Conflict Minerals are present in a product. Black Box believes, however, that Conflict Minerals are necessary to the functionality or production of many products in both the Products platform and the Services platform including products that were manufactured, or contracted to be manufactured, by Black Box during the 2013 Compliance Period (the “Covered Products”).

Having determined that the Rule applies to these Covered Products, we undertook a reasonable country of origin inquiry to determine whether the Conflict Minerals contained in these Covered Products were sourced from Covered Counties or from recycled or scrap resources. Following such inquiry, we concluded that we did not have sufficient information from our suppliers or other sources to determine the country of origin for the Conflict Minerals contained in the Covered Products and therefore, these Conflict Minerals may have originated in the Covered Countries and may not be from recycled or scrap resources.

Black Box exercised due diligence, as more fully described in the attached Conflict Minerals Report, to determine the source and chain of custody of Conflict Minerals for the Covered Products. Identifying the presence of Conflict Minerals is a highly complex and challenging undertaking and the origin of Conflict Minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other Conflict Mineral containing derivatives. Although smelters and refiners are consolidating points for raw ore and are in the best position in the supply chain to know the origin of the ores, Black Box, during the 2013 Compliance period, focused its efforts on its supply base in an effort to build conflict mineral awareness, identify products containing Conflict Minerals, assess the transparency of its supply chain and make initial identification, where possible, of the smelters/refiners within its supply chain.

Black Box did not receive any responses indicating that the suppliers of the Covered Products contained Conflict Minerals which originated in the Covered Countries. However, based on insufficient responses or lack of completeness with respect to certain responses, Black Box was unable to determine definitively that Conflict Minerals which may be contained in some or all of the Covered Products did not originate in the Covered Countries, or that they did come from recycled or scrap materials.
As a result of the due diligence that is described above and in the Company’s Conflict Minerals Report that was made in good faith and dependent on supplier representations, the Company was unable to determine whether or not each of the Covered Products qualify as “DRC conflict free,” as defined in the Rule. Accordingly, the Company has determined that each of the Covered Products is “DRC conflict undeterminable,” as defined in the Rule, for the 2013 Compliance Period.

Black Box maintains a formal written Conflict Minerals policy that reflects its commitment to sourcing minerals that are "DRC conflict free" which is publicly available on its corporate website at www.blackbox.com.
Item 1.02 Exhibits
As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this Form SD. The Conflict Minerals Report also is publicly available on our Internet website at www.blackbox.com.
Section 2 Exhibits
Item 2.01 Exhibits

Exhibit Number	Description
1.02	Conflict Minerals Report
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
BLACK BOX CORPORATION
Date: June 2, 2014
/s/ TIMOTHY C. HUFFMYER
Timothy C. Huffmyer
Vice President, Chief Financial Officer
and Treasurer (Principal Accounting Officer)
Exhibit Index

Exhibit Number	Description
1.02	Conflict Minerals Report

    3